SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  10)*

PC Group, Inc.
(Name of Issuer)

  Common Stock, $0.02 Par Value Per Share**
(Title of Class of Securities)

          70455G107
(CUSIP Number)

                        December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒           Rule 13d-1(b)

☐           Rule 13d-1(c)

☐           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**As some of the securities beneficially owned by the Reporting Person reflects promissory notes of the Issuer convertible into shares of common stock of the Issuer, the figures in this statement are reflected on an “as-converted” basis.

CUSIP No. 70455G107	Schedule 13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Ashford Capital Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 521,684 shares*
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 521,684 shares*
WITH	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 521,684 shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.23%**
12	TYPE OF REPORTING PERSON* IA
*Includes promissory notes convertible into 631,579 shares of common stock of the Issuer.

**As some of the securities beneficially owned by the Reporting Person reflects promissory notes of the Issuer convertible into shares of common stock of the Issuer, the figures in this statement are reflected on an “as-converted” basis.

CUSIP No. 70455G107	Schedule 13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer:

PC Group Inc.

(b)           Address of Issuer’s Principal Executive Offices:

245 Fifth Ave., Suite 2201, New York, NY 10016

Item 2.

(a)           Name of Person Filing:

Ashford Capital Management, Inc.

(b)           Address of Principal Business Office or, if none, Residence:

1 Walker’s Mill Road, P.O. Box 4172, Wilmington, DE  19807

(c)	Citizenship: A Delaware Corporation

(d)	Title of Class of Securities:	Common Stock, $0.02 Par Value Per Share**

 (e)           CUSIP Number:                                             70455G107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act
(b)	☐	Bank as defined in section 3(a)(6) of the Act
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940
(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1(ii)(E)
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)
(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(j)	☐	Group, in accordance with §240.13d-1(b)-1(ii)(J)

Item 4.                      Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:	521,684 shares*

(b)           Percent of Class:                                         6.23%**

The foregoing percentage is calculated based on 8,370,458 shares of Common Stock reported to be outstanding as of August 9, 2010 in the Issuer’s June 30, 2010 Quarterly Report filed on Form 10-Q (based on 7,848,774 shares of common stock of the Issuer outstanding as of August 9, 2010 and assumes the conversion of promissory notes convertible into 521,684 shares of common stock of the Issuer).

(c)           Number of shares as to which such person has:

CUSIP No. 70455G107	Schedule 13G	Page 4 of 5 Pages

(i)  Sole power to vote or to direct the vote:                                        521,684 shares*

(ii)  Shared power to vote or to direct the vote:                                   0 shares

(iii)  Sole power to dispose or to direct the disposition of:                521,684 shares*

(iv)  Shared power to dispose or to direct the disposition of:           0 shares

Item 5.                    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.        N/A

Item 6.                    Ownership of More than Five Percent on Behalf of Another Person

The shares reported by the Reporting Person, a registered investment advisor, are held in one separate individual client account and one separate limited partnership.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.                    Identification and Classification of Members of the Group

N/A

Item 9.                    Notice of Dissolution of Group

N/A

Item 10.                 Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

*Includes promissory notes convertible into 521,684 shares of common stock of the Issuer.

**As some of the securities beneficially owned by the Reporting Person reflects promissory notes of the Issuer convertible into shares of common stock of the Issuer, the figures in this statement are reflected on an “as-converted” basis.

CUSIP No. 70455G107	Schedule 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:          February 9, 2011

ASHFORD CAPITAL MANAGEMENT, INC.

By:          /s/ Anthony Petrucci
  Anthony M. Petrucci
  Chief Financial Officer and Chief Compliance Officer